
TATA


10015170

19th January 2010
BP/AD-M1A/24

082-83733

Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

SUPPL

Dear Sirs,

Audited Financial Results for the quarter/nine months ended 31st December 2009

In terms of Clause 41 of the Listing Agreement, we send herewith a statement containing the Audited Financial Results (Standalone) of the Company for the quarter/nine months ended 31st December 2009 which were approved by the Board of Directors of the Company at its meeting held today. We also enclose a copy of the Auditors' Report on the Audited Financial Results (Standalone) for the quarter/nine months ended 31st December 2009.

We also forward herewith a copy of the Press Release issued by the Company.

Yours faithfully,
For The Tata Power Co. Ltd.

(B J Shroff)
Vice-President & Company Secretary

Encls.

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

2/16

TATA POWER
The Tata Power Company Limited
Registered Office Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 6665 8282 Fax 91 22 6665 8801

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

AUDITED FINANCIAL RESULTS FOR THE QUARTER/NINE MONTHS ENDED 31ST DECEMBER, 2009

Particulars	Quarter ended		Nine months ended		Year ended
	31-Dec-09	31-Dec-08	31-Dec-09	31-Dec-08	31-Mar-09
(A)	MUs	MUs	MUs	MUs	MUs
1. Generation	3,851	3,847	12,157	11,241	14,807
2. Sales	3,714	3,711	11,829	11,203	14,703
(B)	Rs. Crores	Rs. Crores	Rs. Crores	Rs. Crores	Rs. Crores
1. a) Revenue from Power Supply and Transmission Charges	1,449.80	1,741.47	4,701.27	5,643.89	7,017.52
Add : Revenue adjustments pertaining to prior years (Refer Notes 5 & 6)	-	-	232.40	-	-
Income to be recovered in future tariff determination	78.00	-	242.00	11.00	54.00
Net Revenue	1,527.80	1,741.47	5,175.67	5,654.89	7,071.52
b) Other Operating Income	38.71	35.40	127.55	106.99	164.71
2. Total Income	1,566.51	1,776.87	5,303.22	5,761.88	7,236.23
3. Expenditure					
a) Staff Cost	79.58	69.02	241.61	215.62	291.90
b) Cost of Power Purchased	32.63	50.58	106.04	445.58	493.50
c) Cost of Fuel	947.62	1,273.93	3,124.56	3,935.23	4,807.65
d) Cost of components, materials and services in respect of contracts	7.54	5.74	17.44	24.25	38.32
e) Depreciation	120.79	80.88	350.99	230.29	328.85
f) Other expenditure	135.06	121.57	400.38	315.59	485.89
4. Total expenditure	1,323.22	1,601.72	4,241.02	5,166.56	6,446.11
5. Profit from Operations before Other Income, Interest and Exceptional Items (2-4)	243.29	175.15	1,062.20	595.32	790.12
6. Other Income					
a) Gain on exchange (net)	12.23	20.89	39.66	136.48	144.33
b) Others	32.94	25.11	188.60	185.15	488.02
7. Profit before Interest and Exceptional Items (5+6)	288.46	221.15	1,290.46	916.95	1,422.47
8. Interest	92.19	95.15	311.66	215.40	305.79
9. Profit after Interest but before Exceptional Items (7-8)	196.27	126.00	978.80	701.55	1,116.68
10. Exceptional Items -					
a. Loss on redemption of 6.75% Tax free US 64 Bonds 2008	-	-	-	155.47	155.47
Less: Drawn from : Contingencies Reserve	-	-	-	39.38	39.38
Deferred Taxation Liability Fund	-	-	-	116.09	116.09
	-	-	-	-	-
b. Adjustments of expenses recoverable through Tariff	-	-	108.83	-	-
Less: Drawn from Contingencies Reserve	-	-	108.83	-	-
	-	-	-	-	-
11. Profit from Ordinary Activities before Tax	**196.27**	**126.00**	**978.80**	**701.55**	**1,116.68**
12. Provision for Taxation	48.38	10.92	270.64	133.99	194.48
13. Profit after Tax	147.89	115.08	708.16	567.56	922.20
14. Statutory Appropriations (Net)	6.00	14.00	(12.89)	51.00	(45.30)
15. Net Profit after Tax and Statutory Appropriations	**141.89**	**101.08**	**721.05**	**516.56**	**967.50**
16. Paid-up Equity Share Capital (Face Value: Rs. 10/- per share)	237.21	221.41	237.21	221.41	221.44
17. Reserves including Statutory Reserves					7,888.45
18. Basic Earnings per Share on Net Profit after Tax and Statutory Appropriations (not annualised) (In Rupees)	5.98	4.56	31.24	23.34	43.69
19. Diluted Earnings per Share on Net Profit after Tax and Statutory Appropriations (not annualised) (In Rupees)	5.80	4.56	30.93	23.34	43.69
20. Aggregate of public shareholding					
No. of shares #			15,40,90,683	14,75,43,140	14,75,66,967
% of shareholding @			64.97	66.64	66.64
# Excludes no. of shares held by custodians of GDR					
@ Excludes % of shareholding held by custodians of GDR					
21. Aggregate of promoters and promoter group shareholding					
a) Pledged / encumbered					
No. of shares			2,88,50,000	N.A.	3,23,05,000
% of total shareholding of promoter and promoter group			39.17	-	43.87
% of total share capital of the Company			12.16	-	14.59
b) Non-encumbered					
No. of shares			4,48,01,630	N.A.	4,13,33,586
% of total shareholding of promoter and promoter group			60.83	-	56.13
% of total share capital of the Company			18.89	-	18.67
22. Dividend					
Rate per share (Face Value Rs. 10/-) (In Rupees)			11.50	10.50	10.50
Amount (Rs. in crores)			0.31	0.72	0.72
23. Final Dividend (Proposed)					
Rate per share (Face Value Rs. 10/-) (In Rupees)					11.50
Amount (Rs. in crores)					255.26

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

SEGMENTWISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

Rs. Crores

Particulars	Quarter ended		Nine months ended		Year ended
	31-Dec-09	31-Dec-08	31-Dec-09	31-Dec-08	31-Mar-09
Segment Revenue					
Power Business	1,541.24	1,750.66	5,209.90	5,679.20	7,104.87
Others	25.27	26.21	93.32	82.68	131.36
Total Segment Revenue	1,566.51	1,776.87	5,303.22	5,761.88	7,236.23
Less: Inter segment revenue	-	-	-	-	-
Net Revenue	**1,566.51**	**1,776.87**	**5,303.22**	**5,761.88**	**7,236.23**
Segment Results (Profit before Interest and Tax)					
Power Business	264.99	179.72	1,111.22	594.04	820.12
Others	(0.34)	4.69	13.76	12.16	7.89
Total Segment Results	264.65	184.41	1,124.98	606.20	828.01
Less: Interest Expense	92.19	95.15	311.66	215.40	305.79
Add: Unallocated Income net of Unallocated Expense	23.81	36.74	165.48	310.75	594.46
Total Profit Before Tax	**196.27**	**126.00**	**978.80**	**701.55**	**1,116.68**
Capital Employed					
Power Business	6,972.91	6,246.04	6,972.91	6,246.04	6,695.62
Others	190.71	152.11	190.71	152.11	159.30
Unallocated	3,494.64	2,123.76	3,494.64	2,123.76	1,788.58
Total Capital Employed	**10,658.26**	**8,521.91**	**10,658.26**	**8,521.91**	**8,643.50**

Types of products and services in each business segment:

Power - Generation, Transmission and Distribution of Electricity.
Others - Defence Electronics, Project Management Contracts/Management Services, Coal Bed Methane and Property Development.


TATA

1. The above results were reviewed by the Audit Committee and approved by the Board of Directors at its meeting held on 19th January, 2010.

2. In respect of the Standby Charges dispute with Reliance Infrastructure Ltd. (R-Infra - formerly Reliance Energy Ltd.) for the periods from 1st April, 1999 to 31st March, 2004, the Appellate Tribunal for Electricity (ATE) set aside the Maharashtra Electricity Regulatory Commission (MERC) Order dated 31st May, 2004 and directed the Company to refund to R-Infra as on 31st March, 2004, Rs. 354 crores (including interest of Rs. 15.14 crores) and pay interest at 10% p.a. thereafter. As at 31st December, 2009, the accumulated interest was Rs. 148.36 crores (Rs. 2.80 crores and Rs. 8.40 crores for the quarter and nine months ended 31st December, 2009 respectively). On appeal, the Hon'ble Supreme Court has stayed the ATE Order and as directed, the Company has furnished a bank guarantee of Rs. 227 crores and also deposited Rs. 227 crores with the Registrar General of the Court, which amount has been withdrawn by R-Infra on furnishing the required undertaking to the Court. The said amount has been accounted under "Other Deposits".

   Further, no adjustment has been made for the reversal in terms of the ATE Order dated 20th December, 2006 of Standby Charges credited in previous years estimated at Rs. 519 crores. The aggregate of Standby Charges credited in previous years, net of tax is estimated at Rs. 423.61 crores, which will be adjusted wholly by a withdrawal / set off from certain Statutory Reserves as allowed by MERC. No provision has been made in the accounts towards interest that may be finally determined as payable to R-Infra. However, since 1st April, 2004, the Company has accounted for Standby Charges on the basis determined by the respective MERC Tariff Orders.

   The Company is of the view, supported by legal opinion, that the ATE's Order can be successfully challenged and hence adjustments, if any, including consequential adjustments to the Deferred Tax Liability Fund and the Deferred Tax Liability Account will be recorded by the Company based on the final outcome of the matter.

3. In the matter of claims raised by the Company on R-Infra, towards (i) the difference in the energy charges for the period March 2001 to May 2004 and (ii) for minimum off-take charges of energy for the period 1998 to 2000, MERC has issued an Order dated 12th December, 2007 in favour of the Company. The total amount payable by R-Infra including interest is estimated to be Rs.323.87 crores as on 31st December, 2007. ATE in its order dated 12th May, 2008, on appeal by R-Infra, has directed R-Infra to pay for the difference in the energy charges amounting to Rs. 34.98 crores for the period from March 2001 to May 2004. In respect of the minimum off-take charges of energy for the period 1998 to 2000 claimed by the Company from R-Infra, ATE has directed MERC that the issue be examined afresh and after the decision of the Supreme Court in the Appeals relating to the distribution licence and rebates given by R-Infra. The Company and R-Infra had filed appeals in the Supreme Court.
   The Supreme Court, vide its Order dated 14th December, 2009, has granted stay against the ATE order and has directed R-Infra to deposit with the Supreme Court, a sum of Rs. 25 crores and furnish a Bank Guarantee for the balance amount. The Company has been permitted to withdraw the above mentioned sum subject to providing an undertaking to refund the amount with interest, in the event the Appeal is decided against the Company. On grounds of prudence, the Company has not recognised any income arising from the above matters.

4. During the nine months ended 31st December, 2009, as per past practice, the Company has provisionally determined the Statutory Appropriations and the adjustments to be made on Annual Performance Review as stipulated under the Tariff Regulations, 2005 for its operations in respect of the Licensed Area.

5. In respect of the Company's Generation Business as a Licensee, MERC in its Tariff Order dated 28th May, 2009, has drawn from Contingencies Reserve to partially meet the impact on tariff of the ATE Order dated 12th May, 2008, wherein ATE upheld the stand taken by the Company regarding allowability of expenses/accounting principles which were earlier disallowed/not recognised by MERC in its truing-up for financial years 2004-05 and 2005-06. Accordingly, the Company has drawn Rs. 108.83 crores from Contingencies Reserve. Further, the Company has recognised revenue of Rs. 105.40 crores and transferred Rs 24.89 crores from Tariffs and Dividends Control Reserve consequent to the above Order and the Orders pertaining to the Transmission and Distribution Businesses dated 28th May, 2009 and 15th June, 2009 respectively. Certain disallowances arising from these Orders aggregating to about Rs. 83 crores have not been recognised as expense since they have been challenged by the Company at the ATE.

6. ATE in its Order dated 15th July, 2009, has upheld the Company's claim regarding allowability of certain expenses/accounting principles which were earlier disallowed/not recognised by MERC in its truing-up for the financial year 2006-07. Accordingly, during the nine months ended 31st December, 2009, the Company has treated such expenses as recoverable through tariff of the current year and has recognized revenue of Rs. 127 crores in respect of the financial years 2006-07 to 2008-09.

7. During the nine months ended 31st December, 2009, 12,614 Foreign Currency Convertible Bonds (FCCB) have been converted into 9,26,112 Equity Shares of Rs 10/- each at a premium as per terms of issue. Consequently, there is an increase in the Subscribed Share Capital by Rs. 0.93 crore and Securities Premium by Rs. 60.53 crores. Further, provision made for premium on redemption of FCCB by debiting Securities Premium Account in an earlier year has been reversed to the extent of Rs. 8.73 crores since it pertains to the FCCB converted during the period. As a result, Securities Premium Account has increased by Rs. 69.26 crores during the nine months ended 31st December, 2009.

8. During the nine months ended 31st December, 2009, the Company has issued equity shares in the form of Global Depository Receipts (GDRs) listed on the Luxembourg Stock Exchange for a gross amount of US$ 335 million. Each GDR represents 1 equity share of the Company, at a nominal value of Rs.10 per equity share. The Company issued 1,48,38,110 GDRs which have been priced at US$ 22.577 per GDR (Rs. 48.27 being the reference exchange rate) as per relevant pricing guidelines for issue of GDRs. Consequently, there is an increase in the Subscribed Share Capital by Rs. 14.84 crores and in the Securities Premium Account by Rs. 1,601.94 crores (net of issue expenses).

9. During the quarter ended 31st December, 2009, the Company issued 300,000 1.75% Foreign Currency Convertible Bonds (FCCB) with face value of US$ 1,000 each aggregating to US$ 300 million (Rs.1,404.45 crores at issue). FCCB issue expenses of Rs. 12.40 crores and premium payable on redemption of FCCB Rs. 133 crores have been debited to Securities Premium Account.

10. There were 6 investor complaints pending as on 1st October, 2009, 29 complaints were received during the quarter, 32 complaints were disposed off during the quarter and 3 complaints remained unresolved as at the end of the quarter ended 31st December, 2009.

11. Previous period/year's figures have been regrouped /reclassified wherever necessary.

For and on behalf of the Board of
THE TATA POWER COMPANY LIMITED



RATAN N TATA
Chairman

Date: 19th January, 2010


TATA

Deloitte Haskins & Sells

Chartered Accountants
12, Dr. Annie Besant Road
Opp. Shiv Sagar Estate
Worli, Mumbai - 400 018
India

Tel : + 91 (22) 6667 9000
Fax: + 91 (22) 6667 9025

AUDITORS' REPORT
TO THE BOARD OF DIRECTORS OF
THE TATA POWER COMPANY LIMITED

1. We have audited 'Part B' of the accompanying statement of the quarterly financial results of THE TATA POWER COMPANY LIMITED for the quarter and nine months period ended 31st December, 2009 being submitted by the Company pursuant to the requirement of clause 41 of the Listing Agreement in which are incorporated the Returns from the Bangladesh Branch audited by another auditor,. These results have been prepared on the basis of the interim financial statements, which are the responsibility of the Company's Management and have been approved by the Board of Directors. Our responsibility is to express an opinion on these financial results based on our audit of such interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, issued pursuant to the Companies (Accounting Standards) Rules, 2006 as per section 211(3C) of the Companies Act, 1956 and other accounting principles generally accepted in India.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial results. An audit also includes assessing the accounting principles used and significant estimates made by the Management. We believe that our audit provides a reasonable basis for our opinion.

3. Without qualifying our opinion, we draw attention to Note 2 to the financial results. As stated in the Note, subject to the outcome of the Appeal filed before the Supreme Court, no adjustment has been made by the Company in respect of the standby charges accounted for as revenue in earlier periods and estimated at Rs. 519 crores and its consequential effects for the period upto 31st December, 2009. The impact of the above on the results for the quarter/nine months period ended 31st December, 2009 cannot presently be determined pending the ultimate outcome of the matter. The Company is of the view, supported by legal opinion, that the Tribunal's Order can be successfully challenged. In view of this, no provision/adjustment has been considered necessary.

Deloitte
Haskins & Sells

4. In our opinion and to the best of our information and according to the explanations given to us, these financial results :

   i. are presented in accordance with the requirements of Clause 41 of the Listing Agreements in this regard; and

   ii. give a true and fair view of the net profit of the Company for the quarter/nine months period ended 31st December, 2009 ..

5. Further, we also report that we have traced the number of shares as well as the percentage of shareholdings in respect of aggregate of public shareholdings, pledged/encumbered shares and non-encumbered shares of promoters and promoter group shareholders in terms of Clause 35 of the Listing Agreements and the particulars relating to the undisputed investor complaints from the details furnished by the Registrars.

For DELOITTE HASKINS & SELLS
Chartered Accountants



N.VENKATRAM
Partner
Membership No: 71387

Mumbai 19th January, 2010

For immediate use only **PRESS RELEASE**

Tata Power's Quarterly PAT up by 28% at Rs. 147.89 Crores Revenues stood at Rs. 1566.51 Crores

- ***YTD Q3 FY10: Revenues stood at Rs 5303.22 Crores, PAT up by 25% at Rs 708.16 Crores, Sales up by 6% at 11829 MUs***
- ***YTD Q3 FY10: Generation up by 8% at 12157 MUs***
- ***Signed exclusive partnership agreement with SN Power to develop hydropower projects in India and Nepal***
- ***Completed FCCB Offering of US$ 300 Million***
- ***PV based grid connected Solar plant at Mulshi, in the Western Ghats being set up***

Mumbai, 19th January 2010: The Tata Power Company Ltd., India's largest integrated private power company, today announced its financial results for the quarter ended December 31, 2009.

HIGHLIGHTS-Q3 FY 10:

- During the quarter ended December 31, 2009, Tata Power's Revenues stood at Rs. 1566.51 Crores as compared to Rs. 1776.87 Crores in the corresponding quarter last year. This decrease is mainly due to a change in the fuel mix and reduction in fuel prices in Mumbai Licence Area as compared to the corresponding quarter last year.
- During the quarter, Sales was marginally up at 3714 MUs as compared to 3711 MUs in the corresponding period last year. Hydro Power Stations generated 328 MUs as compared to 307 MUs in the corresponding quarter last year. Haldia reported generation of 167 MUs as compared to 66 MUs in the corresponding quarter last year. PH6 attained full load of 120 MW in December 2009. Wind Farms generated 59 MUs as compared to 27 MUs in the corresponding quarter last year.
- Council of Power Utilities presented an award in Recognition of Trombay Thermal Power Station at India Power Awards 2009 held at New Delhi.
- Profit Before Tax (PBT) for the quarter stood at Rs. 196.27 Crores as against Rs. 126.00 Crores, an increase of 56% in the corresponding period last year.
- Profit After Tax (PAT) for the quarter stood at Rs. 147.89 Crores as against Rs. 115.08 Crores, an increase of 28% in the corresponding quarter last year.
- **Mumbai Distribution Business:** During the quarter, the Company's customer base grew to 35,576 and total customer additions stood at 7124. The Company received 14,700 applications for changeover customers out of which over 6,257 customers have been changed over. The total new customer addition for the year stood at 9511. Tata Power – Distribution has added 20 Circuit Kms. of cable network and 8 Consumer Sub Station in this quarter.

HIGHLIGHTS-Nine Months FY 10:

- Tata Power's Revenues stood at Rs. 5303.22 Crores as compared to Rs.5761.88 Crores in the same period last year. This decrease is mainly due to a change in the fuel mix and reduction in fuel prices in Mumbai Licence Area as compared to the corresponding quarter last year.
- During the nine months, operations continue to be robust. Sales was up by 6% at 11829 MUs, against 11203 MUs in the corresponding period last year. Generation was up by 8% at 12157 MUs. Hydro Power Stations generated 1039 MUs as compared to 817 MUs in the corresponding period previous year. The Jojobera Thermal Power Station recorded a generation of 2262 MUs as compared to 2195 MUs in the corresponding period last year. Haldia reported generation of 410 MUs as compared to 89 MUs in the corresponding period last year. Wind Farms generated 266 MUs as compared to 142 MUs in the same period last year.
- Profit Before Tax (PBT) for the period stood at Rs. 978.80 Crores up by 40% as against Rs. 701.55 Crores in the corresponding period last year.
- Profit After Tax (PAT) for the period stood at Rs. 708.16 Crores up by 25% as against Rs. 567.56 Crores in



the corresponding period last year.

Commenting on the Company's performance, Mr. Prasad R. Menon, Managing Director, Tata Power, said: *"Our generating assets at Trombay, Hydros, Jojobera and Belgaum are performing well. Our major projects in pipeline (Mundra and Maithon) have maintained the progress as planned and are on schedule. In Mumbai Distribution business, the Company is making considerable progress in acquiring new retail customers which is expected to be a significant number by end of this fiscal year. Our thrust on sustainability continues with key focus on increasing renewable energy portfolio in the coming years. Further, the Company is actively looking at opportunities to set up solar based power plants under Jawaharlal Nehru National Solar Mission."*

GROWTH PLANS:

The Company's growth plans include steady capacity addition year-on-year which includes about 318 MW in 2010, 1138 MW by 2011, 1600 MW by 2012 and 2400 MW by 2013. Apart from this, there are several projects in pipeline and under consideration. The progress on Company's new projects is as follows:

- **4000 MW, Mundra Ultra Mega Power Project on Fast Track:**
  4000 MW Mundra Project implementation is progressing as per schedule with Engineering, Procurement and Construction activities in full swing. Overall project progress achieved is 42%. Ordering of all critical items/major packages has been completed. The first unit is expected to be commissioned by September 2011.

- **1050 MW Maithon Joint Venture Project:**
  1050 MW Maithon Power Limited (MPL), a joint venture between the Company (74%) and Damodar Valley Corporation (DVC) (26%), is also progressing well and has achieved 63% completion. All efforts are being taken to commission the first unit by October FY11.

- **Industrial Energy Limited (IEL):** A joint venture between Tata Power (74%) and Tata Steel (26%) has the following projects:
  - **Unit 5 at Jojobera:** A 120 MW power plant being constructed at the Company's existing site at Jojobera. The project is in advance stage of erection. Activities required for synchronizing the unit are in progress. The project is expected to be synchronized in February 2010.

- **114 MW Dagachhu Power Plant** in partnership with The Royal Government of Bhutan (RGoB) is progressing well. Major Ordering for the project has been completed. All statutory clearances, land, water and environment clearances have been received and PPA for the entire quantum of power has been signed for the project. The first unit is targeted to be commissioned by 2013.

- The Company **signed an exclusive partnership agreement with SN Power**, Norway to set up Joint Ventures to develop hydropower projects in India and Nepal. The partners aim to have 2,000 MW under construction or in operation by 2015, and a total of 4,000 MW by 2020. Tata Power and SN Power have already begun pursuing potential project opportunities based on the vast reserves of renewable energy in the Himalayan Region.

- Tata Power **completed the allotment of a 5 year, 1.75% Coupon US$ 300 Million Foreign Currency Convertible Bonds (FCCB)** on November 20, 2009.The FCCBs are convertible at 10% premium over the closing share price of the Company's shares on National Stock Exchange of India Ltd. on November 5th, 2009 and bear a yield to maturity of 3.5% p.a. calculated on a semi-annual basis. Tata Power intends to use the aggregate net proceeds from this issue for capital expenditure of its existing power plants, projects under implementation and other project plans of the Company (including projects undertaken through its subsidiaries).

- Ministry of New and Renewable Energy, Government of India recently announced **Jawaharlal Nehru National Solar Mission** which encourages setting up of solar based plants in India. In this regard, Tata Power is exploring opportunities upto 300 MW to set up solar based generation plants at various locations in the country by 2013. The Company is starting by implementing a 3 MW, PV based, grid



connected Solar plant at Mulshi, in the Western Ghats.

- **ICRA reaffirms LAA rating for the NCD program & A1+ for CP/short term debt program of Tata Power:** The ratings reflects the considerable progress made by the company in execution of the green field projects at Mundra, Gujarat and Maithon, Jharkhand.

Sustainability:

Energy:

- Solar lights were installed in 34 villages in and around Warnanagar, Maharashtra, Naraj Marthapur, Odisha and Jojobera, Jharkhand.
- Six bio-gas units have been constructed along with sanitation facilities in Mulshi, Maharashtra.

Renewable Technologies:

- Solar Concentrated Thermal: The Company is exploring different technologies and has signed an MoU with IIT Mumbai for the development of Concentrated Solar Thermal in India
- Biomass Gasification: 250 kW pilot is being built at Bhivpuri Hydro station.

Energy Conservation Awareness:

- **The 'Tata Power Energy Club' achieves sensitization of six lakh citizens:** The **'Tata Power Energy Club'**, comprising schools and schoolchildren to curb energy-wastage through active measures, reached a critical mass of sensitizing **six lakh citizens** across major cities in India i.e. Mumbai, Pune, Delhi, Ahmedabad, Lonavla, Jamshedpur, Kolkata, Bangalore and is racing towards its eventual goal of **One Million citizens** as planned by 2010.

About Tata Power:
Tata Power is India's largest private sector power utility with an installed generation capacity of over 2900 MW and a presence in all the segments of the power sector viz Generation (thermal, hydro, solar and wind), Transmission, Distribution and Trading. The Company has successful public-private partnerships in Generation, Transmission and Distribution - "North Delhi Power Limited" with Delhi Vidyut Board for distribution in North Delhi, 'Powerlinks Transmission Ltd.' with Power Grid Corporation of India Ltd. for evacuation of Power from Tala hydro plant in Bhutan to Delhi and 'Maithon Power Ltd.' with Damodar Valley Corporation for a 1050 MW Mega Power Project at Jharkhand. It has acquired 30% stake in Coal Companies at Indonesia and is developing the first 4000 MW Ultra Mega Power Project at Mundra (Gujarat) based on super-critical technology. With its track record of technology leadership, customer care and redefining contours of the Indian power sector, Tata Power is poised for a five-fold growth and committed to 'lighting up lives' for generations to come.

For further information please contact:

Shalini Singh
Chief, Corporate Communications
The Tata Power Company Ltd
Email: shalinis@tatapower.com
Tel: +91-22-66658748

Rakesh Reddy / Ancy Sebastian
Vaishnavi Corporate Communications,
Cell: 9821735515
Email: rakesh@vccpl.com / ancy.sebatian@vccpl.com

